

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 28, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Richard W. Kunes
Executive Vice President and Chief Financial Officer
The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

> RE: Form 10-K for the fiscal year ended June 30, 2009
>   Definitive Proxy Statement on Schedule 14A filed September 29, 2009
>   File No. 1-14064

Dear Mr. Kunes:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Business, page 2

2. Please include the information required by Item 101(b) of Regulation S-K relating to total assets for each business segment. Additionally, please also include the information required by Item 101(b) and (d) in the Business section or an appropriate cross-reference to another part of the filing.

Trademarks, Patents and Copyrights, page 7

3. Please disclose the duration of the intellectual property discussed in this section. Refer to Item 101(c)(1)(iv) of Regulation S-K. In addition, we note the disclosure in the last sentence of the second paragraph. Please clarify whether the expiration of any group of patents or copyrights may have a material impact on your business.

Risk Factors, page 11

4. On page 18 of your Definitive Proxy Statement on Schedule 14A, we note that you are "controlled company" under the rules of the New York Stock Exchange. Please include appropriate risk factor disclosure regarding your use of the rules governing "controlled companies" and the impact of these rules on your corporate governance.

Item 3. Legal Proceedings, page 16

5. We note the proposed consent decree referenced in the second paragraph. Please disclose the amount you have accrued for this liability.

Market For Registrant's Common Equity and Related Stockholder Matters, page 16

6. We note that the performance graph required by Item 201(e) of Regulation S-K is not included in your Form 10-K or Schedule 14A. Please advise us as to whether the graph was included in your annual report to security holders. Refer to Instruction 7 to Item 201(e) of Regulation S-K.

Critical Accounting Policies

Goodwill, Intangible Assets and Other Long-Lived Assets, page 21

7. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each of these reporting units:
   • The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Management's Discussion and Analysis

Charges Associated with Restructuring Activities, page 24

8. Your Form 8-K filed on September 17, 2009 indicates that an officer authorized by the Board of Directors approved the exit of the global wholesale distribution of the Prescriptives brand by January 31, 2010 as part of your process to address underperforming brands under the multi-faceted costs savings program. In addition to disclosing the estimated amount of charges for restructuring activities related to exiting this brand, please also disclose the estimated impact on your financial statements, including net sales, of exiting Prescriptives as well as any other brand that you have received the necessary approvals to exit, if material.

Debt, page 33

9. We note the disclosure in the table regarding your outstanding borrowings. Please disclose the other material terms of these borrowings, such as any financial or other restrictive covenants. Please also disclose whether you were in compliance with these covenants, if applicable, as of the most recent practicable date.

Item 9A. Controls and Procedures, page 42

10. We note the description of your disclosure controls and procedures in the first sentence of the first paragraph. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the description does not fully conform to the definition in those rules. In particular, this description does not

indicate that your disclosure controls and procedures also are designed to ensure that information you are required to disclose in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please revise accordingly.

Exhibit Index, page 44

11. We note that you provide office space and services to certain affiliates of Messrs. Leonard and Ronald Lauder. In your next Exchange Act filing, please file the applicable agreements or contracts relating to these transactions. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Financial Statements

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

Payments to Customers, page F-12

12. As you know, in our letter dated November 1, 2004, we asked about your accounting for payments to customers. In your response dated November 19, 2004, you provided us with a summary of the evaluation you performed pursuant to EITF 01-9 of the types of activities that you enter into with your customers that are resellers of your products. Given that it appears payments to customers continue to be material to your statements of earnings, please help us better understand the current types of activities that you enter into which result in payments to your customers. In this regard, please provide us with a reasonable description of each of these activities, which include purchase with purchase promotions, gift with purchase promotions, advertising, product promotions, and demonstrations. For each of these activities, please specify the line item on your statements of earnings that includes these costs. Also tell us more about any arrangements where you assist your customers in the compensation of customer employees. For each of these arrangements, lead us through the accounting guidance and your related interpretation. For any costs reflected in selling, general and administrative expenses, please help us better understand how you determined that you could have entered into an exchange transaction with a party other than your customer in order to receive the same benefit. Please refer to paragraph 9(a) of EITF 01-9.

Note 7 — Charges Associated with Restructuring Activities, page F-20

13. Please provide the disclosures by segment required by paragraph 20(d) of SFAS 146. Please also consider expanding your MD&A restructuring activities discussion beginning on page 24 to discuss the specific segments which will be impacted by these restructuring activities and the extent to which they will be impacted. For example, you disclose that you expect the implementation of the program, combined with other on-going cost savings efforts, to result in savings of approximately $450 million to $550 million (beginning with approximately $175 million to $200 million in fiscal 2010). Please consider disclosing these amounts by segment. Please also tell us how you determined that total charges associated with restructuring activities should be presented separately in Note 20 and not allocated to each of your segments in arriving at their operating income (loss) amounts in accordance with paragraph 29 of SFAS 131.

Exhibit 10.18 – $750 Million Credit Agreement

14. It appears that Exhibits A-I were not included in the Credit Agreement you filed as Exhibit 10.1 to your Current Report on Form 8-K, dated April 26, 2007. Please file the complete Credit Agreement, including all schedules and exhibits, in your next Exchange Act filing or tell us when Exhibits A-I were previously filed.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED SEPTEMBER 29, 2009

Compensation Discussion and Analysis, page 31

Annual Incentive Bonuses, page 33

15. Please disclose the actual performance goals and payouts associated with meeting the performance goals, including the payouts associated with meeting the threshold, target, and maximum levels of each performance goal. Please also disclose the actual results achieved by the Company and how you evaluated the results to reach the actual payout. See Item 402(b)(2)(v)-(vi) of Regulation S-K. For example, we note that you disclose the target levels and the actual results achieved for the Company-wide net sales and earnings per share, but not the threshold and maximum levels and corresponding payouts. Additionally, we further note that you do not disclose the targets for group financial and operational indicators for the Group Presidents.

Long-Term Equity-Based Compensation, page 35

16. Please disclose in greater detail the factors considered by your compensation committee in determining the amount of equity-based compensation, in the aggregate and with respect to each type of equity-based compensation, to award to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

17. Please provide more detail surrounding your PSU grants, including performance goals and the payouts associated with meeting the threshold, target, and maximum levels of each performance goal. For the PSUs that were granted in a previous fiscal year with a performance period ending in the current fiscal year, please also disclose actual results achieved by the Company and how you evaluated these results to reach the actual payout. For PSUs that you are granting in the current fiscal year, please provide the actual performance goals, including the goals associated with the threshold, target, and maximum payouts listed in the Grants of Plan-Based Awards chart. See Item 402(b)(2)(v)-(vi) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant